Filed pursuant to Rule 424(b)(3)
Registration No. 333-126046

PROSPECTUS

1,871,887 Common Shares of Beneficial Interest

•	The selling shareholders listed on page 33 may offer and resell up to 1,871,887 common shares under this prospectus for each of their own accounts. These shares may be obtained by the selling shareholders upon an exchange of class A units of limited partnership interest in Camden Operating, L.P. Each class A unit is exchangeable for one common share. Instead of issuing common shares upon a tender of class A units for exchange, we may deliver cash in an amount equal to the market value of the equivalent number of common shares.

•	This prospectus relates to (1) our possible issuance of common shares if, and to the extent that, the selling shareholders tender class A units for exchange and (2) the offer and sale of these shares by the selling shareholders. We will not receive any proceeds from the issuance of shares to the selling shareholders or from the sales of shares by the selling shareholders.

•	The selling shareholders may sell the shares from time to time on the New York Stock Exchange or otherwise. They may sell the shares at prevailing market prices or at prices negotiated with buyers. The selling shareholders will be responsible for any commissions or discounts due to brokers and dealers. The amount of those commissions or discounts will be negotiated before the sales. We will pay all other offering expenses.

•	Our common shares trade on the New York Stock Exchange under the symbol “CPT.” On July 12, 2005, the closing sale price of a common share on the New York Stock Exchange was $55.86.

         You should carefully consider the risks set forth under Risk Factors starting on page 2 of this prospectus.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 13, 2005

SUMMARY

     The following information highlights selected information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that is important to you. You should read the entire prospectus carefully, including the risk factors.

Offices:	Our executive offices are located at 3 Greenway Plaza, Suite 1300, Houston, Texas 77046, and our telephone number is (713) 354-2500.

Our Business:	Camden Property Trust is a real estate company engaged in the ownership, development, acquisition, management and disposition of multifamily apartment communities. As of the date of this prospectus, we owned interests in, operated or were developing 202 multifamily properties containing 70,071 apartment homes located in thirteen states. At March 31, 2005, we had two recently completed multifamily property containing 688 apartment homes in lease-up. We had 3,625 apartment homes under development at ten of our multifamily properties, including 464 apartment homes at one multifamily property owned through a joint venture. We had two properties containing 885 apartment homes which were designated as held for sale. Additionally, we have several sites that we intend to develop into multifamily apartment communities.

Merger With Paragon Group, Inc.:	On April 15, 1997, Paragon Group, Inc. was merged with and into one of our wholly-owned subsidiaries. Prior to the merger, Paragon conducted substantially all of its business through operating partnerships, which Paragon controlled through wholly-owned subsidiaries. Substantially concurrently with our merger with Paragon, these operating partnerships were merged into Camden Operating, L.P., or the “Operating Partnership.” CPT-GP, Inc., one of our wholly-owned subsidiaries, is the sole general partner of the Operating Partnership. At the time of the merger, CPT-GP, Inc. held a 1% general partnership interest and a 79.1% class A limited partnership interest in the Operating Partnership, and the remaining approximate 19.9% class A limited partnership interests, comprising approximately 2,352,161 class A units, were held by the selling shareholders. Since that time, 16,000 class A units have been issued and 496,274 class A units have been exchanged. As of the date of this prospectus, CPT-GP, Inc. held a 1% general partnership interest and a 83.2% class A limited partnership interest in the Operating Partnership, and the remaining approximate 15.8% class A limited partnership interests, comprising 1,871,887 class A units, were held by the selling shareholders. As of the date of this prospectus, the Operating Partnership owned 36 properties containing 12,553 apartment homes located in Florida, Kentucky, Missouri, North Carolina, Arizona and Texas.

Exchange of Units:	Each class A is exchangeable for one common share. This exchange ratio is subject to adjustment if we pay a share dividend on our outstanding common shares, subdivide our outstanding shares into a smaller number of shares or combine our outstanding common shares into a smaller number of shares. Instead of issuing common shares upon a tender of shares for exchange, we may deliver cash in an amount equal then market value of the common shares. Upon an exchange of units for shares, our ownership interest in the Operating Partnership will increase.

Restrictions on Ownership of Shares:	To ensure that we qualify as a REIT, transfer of our capital shares is subject to limitations, and ownership of our shares by any single person is generally limited to 9.8% of the total number of outstanding capital shares. Any purported transfer in violation of these limitations will be void. These limitations are described in more detail on page 10 under the heading “Description of Capital Shares—Restrictions on Ownership.”

RISK FACTORS

     The following information discusses the most significant factors that makes an investment in our shares speculative or risky. You should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this prospectus before making a decision to invest in our shares.

A redemption of units is taxable.

     A redemption of units will be treated as a sale of units for federal income tax purposes. The exchanging holder will generally recognize gain in an amount equal to the value of the common shares and amount of cash received, plus the amount of liabilities of the Operating Partnership allocable to the units being redeemed, less the holder’s tax basis in the units. It is possible that the amount of gain recognized or the resulting tax liability could exceed the value of the shares received in the redemption.

Rising interest rates would increase our costs and could affect the market price of our common shares.

     We have incurred and expect to continue to incur debt in the future. Some of this debt has variable or floating interest rates. Accordingly, if interest rates increase, our interest costs will also increase. In addition, an increase in market interest rates may lead purchasers of our common shares to demand a higher annual yield, which could adversely affect the market price of our outstanding common shares.

Failure to generate sufficient cash flows could limit our ability to make required payments for debt service and pay distributions to shareholders and could adversely affect our ability to maintain our status as a REIT.

     The following factors, among others, may adversely affect the cash flows generated by our properties:

•	the national and local economic climates;

•	local real estate market conditions, such as an oversupply of apartment homes;

•	the perceptions by prospective residents of the safety, convenience and attractiveness of our properties and the neighborhoods in which they are located;

•	the need to periodically repair, renovate and relet space; and

•	our ability to pay for adequate maintenance and insurance and increased operating costs, including real estate taxes.

     Some significant expenditures associated with each property, such as mortgage payments, if any, real estate taxes and maintenance costs, are generally not reduced when cash flows from operations from the property decrease.

Unfavorable changes in market and economic conditions could hurt occupancy or rental rates.

     The market and economic conditions may significantly affect apartment home occupancy or rental rates. Occupancy and rental rates in the markets in which we operate, in turn, may significantly affect our profitability and our ability to satisfy our financial obligations and make distributions to shareholders. The risks that may affect conditions in these markets include the following:

•	the economic climate, which may be adversely impacted by plant closings, industry slowdowns and other factors;

•	local conditions, such as oversupply of apartments or a reduction in demand for apartments in an area;

•	a future economic downturn that simultaneously affects more than one of our geographical markets;

•	the inability or unwillingness of residents to pay their current rent or rent increases;

•	the potential effect of rent control or rent stabilization laws, or other laws regulating housing, which could prevent us from raising rents; and

•	competition from other available apartments and changes in market rental rates.

Difficulties of selling real estate could limit our flexibility.

     Real estate investments can be hard to sell, especially if market conditions are poor. This may limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code limits our ability to sell properties that we have held for fewer than four years, which may affect our ability to sell properties without adversely affecting our return.

Development and construction risks could impact our profitability.

     We intend to continue to develop and construct multifamily apartment communities for our own account. Our development and construction activities may be exposed to a number of risks that may increase our construction costs. This could adversely impact our profitability and our ability to satisfy our financial obligations and make distributions to shareholders. These risks include the following:

•	we may be unable to obtain, or may face delays in obtaining, necessary zoning, land-use, building, occupancy and other required permits and authorizations, which could result in increased costs;

•	we may incur construction costs for a property that exceed our original estimates due to increased materials, labor or other costs, or due to errors and omissions that occur in the design or construction process, and we may not be able to increase rents to compensate for the increases in these costs;

•	occupancy rates and rents at a newly completed community may fluctuate depending on a number of factors, including market and economic conditions, and may result in the community not being profitable;

•	we may not be able to obtain financing with favorable terms for the development of a community, which may make us unable to proceed with its development;

•	we may not be able to complete construction and lease-up of a community on schedule, which could result in increased costs;

•	we may abandon development opportunities that we have already begun to explore and, as a result, may fail to recover expenses already incurred in exploring these development opportunities; and

•	we rely on subcontractors to perform most of our construction activities and poor performance or defaults by a major subcontractor, or our inability to obtain adequate performance bonds for a major subcontractor, may lead to project delays and unanticipated additional costs.

     We also develop and construct properties for unrelated third parties pursuant to guaranteed maximum price contracts. The terms of these contracts require us to estimate the time and costs to complete a project. Based on these estimates, we determine a time and the costs for completion of the project and assume the risk that the time and costs associated with our performance may be greater than is anticipated. As a result, our profitability on guaranteed maximum price contracts is dependent on our ability to predict these factors accurately. The time and costs may be affected by a variety of factors, including those listed above, many of which are beyond our control. In addition, the terms of these contracts generally require a warranty period, which may be up to ten years long, during which we may be required to repair, replace or rebuild a project in the event of a material defect in the structure of the project. If we do not accurately predict the time and costs of guaranteed maximum price contracts for particular projects, or if the costs of the warranty work exceed the amounts reserved for these matters, we could suffer losses on those projects and our profitability could be less than anticipated.

Failure to implement our property acquisition strategy could impact our profitability.

     In the normal course of our business, we continually evaluate a number of potential acquisitions and may acquire additional operating properties. Our inability to successfully implement our acquisition strategy could result in our market penetration decreasing, which could adversely affect our profitability and our ability to satisfy our financial obligations and make distributions to shareholders. Our acquisition activities and their success may be exposed to a number of risks, including the following:

•	we may not be able to identify properties to acquire or effect the acquisition;

•	we may not be able to successfully integrate acquired properties and operations;

•	our estimate of the costs of repositioning or redeveloping the acquired property may prove inaccurate; and

•	the acquired property may fail to perform as we expected in analyzing our investment.

Insufficient cash flow could affect our debt financing and create refinancing risk.

     As of March 31, 2005, we had outstanding debt of approximately $2.6 billion. This indebtedness could have important consequences. For example:

•	if a property is mortgaged to secure payment of indebtedness, and if we are unable to meet our mortgage payments, we could sustain a loss as a result of foreclosure on the mortgage;

•	if cash flow from operations is less than the required principal and interest payments on our existing indebtedness, which in all cases will not have been fully amortized at maturity, we might not be able to refinance the debt or the terms of such refinancing might not be as favorable as the terms of our existing indebtedness;

•	our vulnerability to general adverse economic and industry conditions could be increased; and

•	our flexibility in planning for, or reacting to, changes in our business and industry could be limited.

Issuances of additional debt or equity may adversely impact our financial condition.

     Our capital requirements depend on numerous factors, including the occupancy rates of our apartment properties, dividend payment rates to our shareholders, development and capital expenditures, costs of operations and potential acquisitions. We cannot accurately predict the timing and amount of our capital requirements. If our capital requirements vary materially from our plans, we may require additional financing sooner than anticipated. Accordingly, we could become more leveraged, resulting in increased risk of default on our obligations and in an increase in our debt service requirements, both of which could adversely affect our financial condition and ability to access debt and equity capital markets in the future.

Losses from catastrophes may exceed our insurance coverage.

     We carry comprehensive liability and property insurance on our properties, which we believe is of the type and amount customarily obtained on real property assets. We intend to obtain similar coverage for properties we acquire in the future. However, some losses, generally of a catastrophic nature, such as losses from floods, hurricanes or earthquakes, may be subject to limitations. We exercise our discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance on our investments at a reasonable cost and on suitable terms. If we suffer a substantial loss, our insurance coverage may not be sufficient to pay the full current market value or current replacement value of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property after it has been damaged or destroyed.

Potential liability for environmental contamination could result in substantial costs.

     Under various federal, state and local laws, ordinances and regulations, we are liable for the costs to investigate and remove or remediate hazardous or toxic substances on or in our properties, often regardless of whether we knew of or were responsible for the presence of these substances. These costs may be substantial. Also, if hazardous or toxic substances are present on a property, or if we fail to properly remediate such substances, our ability to sell or rent the property or to borrow using that property as collateral may be adversely affected.

     Additionally, we occasionally develop, manage, lease and/or operate various properties for third parties. Consequently, we may be considered to have been or to be an operator of these properties and, therefore, potentially liable for removal or remediation costs or other potential costs that could relate to hazardous or toxic substances.

Compliance or failure to comply with laws requiring access to our properties by disabled persons could result in substantial cost.

     The Americans with Disabilities Act, the Fair Housing Act of 1988 and other federal, state and local laws generally require that public accommodations be made accessible to disabled persons. Noncompliance could result in the imposition of fines by the government or the award of damages to private litigants. These laws may require us to modify our existing properties. These laws may also restrict renovations by requiring improved access to such buildings by disabled persons or may require us to add other structural features that increase our construction costs. Legislation or regulations adopted in the future may impose further burdens or restrictions on us with respect to improved access by disabled persons. We cannot ascertain the costs of compliance with these laws, which may be substantial.

Failure to qualify as a REIT would cause us to be taxed as a corporation, which would significantly lower funds available for distribution to shareholders.

     If we fail to qualify as a REIT for federal income tax purposes, we will be taxed as a corporation. The Internal Revenue Service may challenge our qualification as a REIT for prior years, and new legislation, regulations, administrative interpretations or court decisions may change the tax laws with respect to qualification as a REIT or the federal tax consequences of such qualification.

     For any taxable year that we fail to qualify as a REIT, we would be subject to federal income tax on our taxable income at corporate rates, plus any applicable alternative minimum tax. In addition, unless entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce our net earnings available for investment or distribution to shareholders because of the additional tax liability for the year or years involved. In addition, distributions would no longer qualify for the dividends paid deduction nor be required to be made in order to preserve REIT status. We might be required to borrow funds or to liquidate some of our investments to pay any applicable tax resulting from our failure to qualify as a REIT.

Share ownership limits and our ability to issue additional equity securities may prevent takeovers beneficial to shareholders.

     For us to maintain our qualification as a REIT, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals. As defined for federal income tax purposes, the term “individuals” includes a number of specified entities. To minimize the possibility that we will fail to qualify as a REIT under this test, our declaration of trust includes restrictions on transfers of our shares and ownership limits. The ownership limits, as well as our ability to issue other classes of equity securities, may delay, defer or prevent a change in control. These provisions may also deter tender offers for our common shares that may be attractive to you, or limit your opportunity to receive a premium for your shares that might otherwise exist if a third party were attempting to effect a change in control transaction.

We make mezzanine loans that involve risk of loss.

     We have made and may continue to make mezzanine loans to various unrelated third parties, which are typically secured by multifamily residential real estate and are subordinate to senior mortgages. While these loans are outstanding, we are subject to risks of borrower defaults, bankruptcies, fraud and other losses. In the event of any default under mezzanine loans held by us, we will bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the loan collateral and the principal amount of the loan. In addition, mezzanine loans involve a higher degree of risk that we may not recover some or all of our investment than senior mortgages due to a variety of factors, including the loan becoming unsecured as a result of foreclosure by the senior lender.

Increased competition could limit our ability to lease apartments or increase or maintain rents.

     Our apartment communities compete with numerous housing alternatives in attracting residents, including other rental apartments, condominiums and single-family homes that are available for rent or sale. Competitive residential housing in a particular area could adversely affect our ability to lease apartments and increase or maintain rents.

Attractive investment opportunities may not be available, which could adversely affect our profitability.

     We expect that other real estate investors will compete with us to acquire existing properties and to develop new properties. These competitors, including insurance companies, pension and investment funds, partnerships, investment companies and other apartment REITs, may have greater resources than we do. This competition could increase prices for properties of the type we would likely pursue. As a result, we may not be able, or have the opportunity, to make suitable investments on favorable terms in the future. This could adversely affect our profitability.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     We have made statements in this prospectus that are “forward-looking” in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus.

     Reliance should not be place on these forward-looking statements because they are subject to known and unknown risks, uncertainties and other facts that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

•	the results of our efforts to implement our property development and acquisition strategies;

•	the effects of economic conditions, including rising interest rates;

•	our ability to generate sufficient cash flows;

•	the failure to qualify as a real estate investment trust;

•	the costs of our capital and debt;

•	changes in our capital requirements;

•	the actions of our competitors and our ability to respond to those actions;

•	the actions of borrowers under our mezzanine loans;

•	changes in governmental regulations, tax rates and similar matters;

•	environmental uncertainties and disasters; and

•	other risks detailed in our other SEC reports or filings.

     These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

MARKET FOR SHARES; DIVIDENDS AND DISTRIBUTIONS

     Our common shares are listed on the New York Stock Exchange under the symbol “CPT.” On June 15, 2005, we announced that we will pay a quarterly dividend of $0.635 per common share on July 15, 2005 to all holders of record of common shares as of June 30, 2005. We will pay an equivalent amount per unit to holders of units of limited liability company interest in Oasis Martinique, LLC and class A units of Camden Operating, LP. This dividend to holders of common shares and units equates to an annualized dividend rate of $2.54 per common share or unit.

     We intend to continue making regular quarterly distributions to our shareholders and unitholders in accordance with REIT qualification requirements under the federal tax code while maintaining what management believes to be a conservative payout ratio. We also expect to continue reducing the payout ratio by raising distributions at a rate that is less than our funds from operations growth rate. Distributions depend upon a variety of factors, and there can be no assurance that distributions will be made.

USE OF PROCEEDS

     We will not receive any proceeds from the issuance of common shares to the selling shareholders or from sales of these shares by the selling shareholders.

DESCRIPTION OF CAPITAL SHARES

     Our declaration of trust provides that we may issue up to 110,000,000 shares of beneficial interest, consisting of 100,000,000 common shares and 10,000,000 preferred shares. At June 30, 2005, 52,032,872 common shares and no preferred shares were outstanding.

Common Shares

     Holders of common shares are entitled to one vote per share. There is no cumulative voting in the election of trust managers. The board may declare dividends on common shares in its discretion if funds are legally available for those purposes. On liquidation, common shareholders are entitled to receive pro rata any of our remaining assets, after we satisfy or provide for the satisfaction of all liabilities and obligations on our preferred shares, if any. Common shareholders do not have preemptive rights to subscribe for or purchase any of our capital shares or any other of our securities, except as may be granted by the board.

Preferred Shares

     Under our declaration of trust, the board is authorized, without shareholder approval, to issue preferred shares in one or more series, with the designations, powers, preferences, rights, qualifications, limitations and restrictions as the board determines. Thus, the board, without shareholder approval, could authorize the issuance of preferred shares with voting, conversion and other rights that could adversely affect the voting power and other rights of common shareholders or that could make it more difficult for another company to enter into a business combination with us.

Series B Preferred Shares

     Our board has authorized the issuance of 4,000,000 7.0% Series B Cumulative Redeemable Perpetual Preferred Shares of Beneficial Interest. As of June 30, 2005, no series B preferred shares were outstanding.

     Future Issuances of Preferred Shares. As of June 30, 2005, there were 4,000,000 series B preferred units of limited partnership interest in the Operating Partnership outstanding. At various times after January 13, 2013, each series B preferred unit becomes exchangeable, in whole or in part, at the option of the holder thereof, into one series B preferred share, subject to adjustment upon subdivisions, combinations and reclassification of the series B preferred shares and distributions to all holders of the series B preferred shares of evidence of our indebtedness. However, the series B units will become exchangeable at any time if:

•	at any time full distributions have not been timely made on the respective preferred units for six or more quarterly distribution periods, whether or not consecutive;

•	upon receipt by any holder of the respective preferred units of a notice or opinion that the Operating Partnership is or in the immediate future will be a “publicly traded partnership” within the meaning of Section 7704 of the Internal Revenue Code; or

•	the net asset value of the Operating Partnership in any fiscal quarter is less than $200,000.

     In addition, any holder of the series B preferred units may exchange such units, in whole or in part, for series B preferred shares by delivering to the general partner either a private letter ruling issued by the Internal Revenue Service or an opinion of independent legal counsel based on temporary or final Treasury Regulations or the publication of a Revenue Ruling, in either case to the effect that an exchange of the series B preferred units at such earlier time would not cause the series B preferred units to be considered “stock and securities” within the meaning of Section 721(b) of the Internal Revenue Code if an exchange is permitted at such earlier date. Furthermore, the series B preferred units may be exchanged in whole but not in part by any holder that is a real estate investment trust if the exchange may be accomplished consistently with the ownership limitations in our declaration of trust described below under “Restrictions on Ownership” if at any time:

•	the Operating Partnership reasonably determines that its assets and income would not satisfy the income and asset tests of the Internal Revenue Code for a taxable year if it were a REIT; or

•	any such holder delivers an opinion of independent counsel to the effect that, based on the assets and income of the Operating Partnership for a taxable year, the Operating Partnership would not satisfy the income and assets tests of the Internal Revenue Code for such taxable year if it were a REIT within the meaning of the Internal Revenue Code and that failure would create a meaningful risk that a holder of the series B preferred units would fail to maintain qualification as a REIT.

     See “Material Federal Income Tax Consequences—REIT Qualifications.”

     No Preemptive or Conversion Right or Sinking Fund; Maturity. No holder of series B preferred shares will have any preemptive right to subscribe for any securities. Unless redeemed, the series B preferred shares will have a perpetual term, with no stated maturity, and will not be subject to any sinking fund. The series B preferred shares will not be convertible into any of our shares or other securities.

     Ranking; Liquidation Preference. The series B preferred shares will rank senior to our common shares with respect to the payment of distributions and amounts upon our voluntary or involuntary liquidation, winding-up or dissolution. Upon any such event, subject to the rights of holders of senior and parity preferred shares, the holders of series B preferred shares will be entitled to receive a liquidation preference of $25.00 per share plus an amount equal to any accumulated and unpaid distributions.

     Distributions. Holders of the series B preferred shares will be entitled to receive, when, as and if declared by our board of trust managers, out of funds legally available for the payment of distributions, cumulative preferential cash distributions at the rate per year of 7.0% of the $25.00 liquidation preference per share. Such distributions will be paid quarterly in arrears.

     Optional Redemption. The series B preferred shares are not redeemable prior to December 2, 2008, after which we may, at our option, redeem the shares, in whole or in part, for $25.00 per share in cash plus accumulated and unpaid distributions.

     Voting Rights. Holders of the series B preferred shares will not have any voting rights, except if the distributions are in arrears for six quarterly distribution periods, whether or not consecutive, in which case such holders, together with the holders of each class or series of parity shares upon which like voting rights have been conferred and are exercisable, may vote for the election of a total of two additional trust managers.

     In addition, when any series B preferred shares are outstanding, the affirmative vote of two-thirds of the holders of such series of preferred shares then outstanding will generally be required before we, among other things, designate or create, or increase the authorized or issued amount of, any class or series of shares ranking prior to or on parity with such series of preferred shares with respect to payment of distributions or rights upon our liquidation, dissolution or winding-up.

     Registration Rights. In connection with the offerings of the series B preferred units, we entered into registration rights agreements with the holders of such units pursuant to which we agreed to file with the SEC on or before January 13, 2013, or such earlier date as, among other things, all of the series B units are exchanged for series B preferred shares, a “shelf” registration statement providing for the sale of the series B preferred shares of such holders. In addition, the registration rights agreement provides that at any time that such “shelf” registration statement is not effective with respect to such preferred shares, the holders of such shares with an expected offering price of at least $20 million may make three demands requiring us to file a registration statement with the SEC registering all such shares. Holders of such shares also have “piggyback” registration rights to have such shares included in a registration statement covering certain other of our securities. We agreed to pay all expenses relating to our performance of our obligations under the registration rights agreements. The holders of series B preferred shares will pay all brokerage and sales commissions, certain fees and disbursements of their counsel, underwriting discounts and commissions and transfer taxes. We agreed to indemnify each such holder and certain other persons from certain liabilities arising under applicable securities laws.

Restrictions on Ownership

     In order for us to qualify as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals or entities during the last half of a taxable year. In addition, our capital shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year.

     Because the board believes it is essential for us to continue to qualify as a REIT, our declaration of trust provides that in general no holder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% of our total outstanding capital shares. Any transfer of shares will not be valid if it would:

•	create a direct or indirect ownership of shares in excess of 9.8% of our total outstanding capital shares;

•	result in shares being owned by fewer than 100 persons;

•	result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code; or

•	result in our disqualification as a REIT.

     If any person owns or is deemed to own more than 9.8% of our total outstanding capital shares, the shares that exceed this ownership limit will automatically be deemed to be transferred to us. We will act as trustee of a trust for the exclusive benefit of the transferees to whom such shares may ultimately be transferred without violating this ownership limit. While in trust, these shares will not be entitled to participate in dividends or other distributions and, except as required by law, will not be entitled to vote. We will have the right, for a period of 90 days during the time any securities are held by us in trust, to purchase all or any portion of these securities from the original shareholder at the lesser of the price paid for the shares and the market price of the shares on the date we exercise our option to purchase.

     All certificates representing capital shares will bear a legend referring to the restrictions described above.

     These restrictions on ownership may have the effect of precluding acquisition of control unless the board and shareholders determine that maintenance of REIT status is no longer in our best interests.

Shareholder Liability

     Our declaration of trust provides that no shareholder will be personally or individually liable in any manner whatsoever for any debt, act, omission or obligation incurred by us or our board. A shareholder will be under no obligation to us or to our creditors with respect to such shares other than the obligation to pay to us the full amount of the consideration for which such shares were issued or to be issued. By statute, the State of Texas provides limited liability for shareholders of a REIT organized under the Texas Real Estate Investment Trust Act.

Transfer Agent and Registrar

     American Stock Transfer & Trust Company or its successor is the transfer agent and registrar for the common shares.

EXCHANGE OF UNITS

     The rights of unitholders to exchange their class A units for common shares were granted in the Third Amended and Restated Agreement of Limited Partnership of Camden Operating, L.P., dated as of April 15, 1997, as amended (the “Partnership Agreement”). The following summary of the exchange rights of holders of class A units is not complete. You should look at the Partnership Agreement and the amendments that are filed as exhibits to the registration statement of which this prospectus is a part. To obtain a copy of these documents, see “Where You Can Find More Information” on page 36.

     Each holder of class A units has the right to require us to acquire all or a portion of their units in exchange for, at our election, cash or our common shares. No unitholder effecting an exchange of all or a portion of its units is entitled to tender less than 1,000 units for exchange at any one time, unless such lesser amount is all of the units then owned by the exchanging holder.

     Upon exchange, the exchanging holder will receive either that number of common shares determined by multiplying the number of class A units tendered by a conversion factor or, at our election, an amount of cash equal to the market value of such number of shares. As of the date of this prospectus, the conversion factor is one. The conversion factor will be adjusted if we:

•	declare or pay a dividend on our outstanding common shares in common shares or make a distribution to all holders of our common shares in common shares;

•	subdivide our outstanding common shares; or

•	combine our outstanding common shares into a smaller number of common shares.

     In any such event, the conversion factor will be adjusted by multiplying the conversion factor by a fraction, the numerator of which will be the number of common shares outstanding on the record date for such dividend, distribution, subdivision or combination (assuming, for such purposes that such dividend, distribution, subdivision or combination has occurred as of such time) and the denominator of which will be the actual number of shares (determined without making the above assumption) issued and outstanding on the record date for such dividend distribution, subdivision or combination. If, under specified circumstances, we are acquired by another public company, the conversion factor will be adjusted by multiplying the conversion factor by a fraction, the numerator of which is the market value of one of our common shares and the denominator of which will be the market value of one common share of the successor entity.

     If we elect to deliver cash in lieu of all or any portion of the shares, the exchanging holder will receive shares valued at the average of the daily closing prices for the ten consecutive trading days immediately preceding the date of the exchange notice.

     An exchanging holder effecting an exchange of all or a portion of its units must deliver to us an exchange notice, substantially in the form of Exhibit D to the Partnership Agreement. For so long as our common shares are publicly traded, on the tenth business day after our receipt of the exchange notice, we will deliver to the exchanging holder the number of common shares to be exchanged plus cash in lieu of any fractional shares or, at our election, cash, each in an amount determined as described above. The common shares to be delivered will be duly authorized, validly issued, fully paid and nonassessable shares, free of any pledge, lien, encumbrance or restriction, other than those provided in our declaration of trust, any claim pledge, lien, encumbrance or restriction contained in an agreement to which the exchanging holder is a party or otherwise imposed as a result of actions taken by the unitholder. We will pay any documentary, stamp or similar issue or transfer tax due on the issue of common shares upon exchange other than any tax that is due because such shares are to issued in a name other than that of the exchanging holder.

     Prior to the date that we exchange the units, the exchanging holder will be treated as the holder of the tendered units for all purposes of the Partnership Agreement, and will have no rights as a holder of our common shares. If such date is a record date for the payment of a dividend, the exchanging unitholder will be treated as a holder of any common shares issuable pursuant to the Agreement and not as a unitholder. As of such date, the unitholder will in general have no further claim or interest in the tendered units.

COMPARISON OF OWNERSHIP OF UNITS AND COMMON SHARES

CAMDEN OPERATING, L.P.	CAMDEN PROPERTY TRUST

Form of Organization and Assets Owned

The Operating Partnership was organized as a Delaware limited partnership. As of the date of this prospectus, the Operating Partnership owned 36 properties containing 12,553 apartment homes located in Florida, Kentucky, Missouri, North Carolina, Arizona and Texas.
Camden Property Trust is one of the largest real estate investment trusts in the nation with operations related to the ownership, development, construction and management of multifamily apartment communities in ten states. As of the date of this prospectus, we owned interests in, operated or were developing 202 multifamily properties containing 70,071 apartment homes located in thirteen states. At March 31, 2005, we had two recently completed multifamily property containing 688 apartment homes in lease-up. We had 3,625 apartment homes under development at ten of our multifamily properties, including 464 apartment homes at one multifamily property owned through a joint venture. We had two properties containing 885 apartment homes which were designated as held for sale. Additionally, we have several sites that we intend to develop into multifamily apartment communities.

Purpose

The purpose and nature of the business to be conducted by the Operating Partnership is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Delaware Revised Limited Partnership Act so long as such business is limited to and conducted in such a manner to permit Camden Property Trust to be classified as a REIT.
Under our declaration of trust, we may purchase, hold, lease, manage, sell, exchange, develop, subdivide and improve real property and interests in real property.

Additional Equity

CPT-GP, Inc., a wholly-owned subsidiary of Camden Property Trust and the general partner of the Operating Partnership, may, but is not obligated to, make capital contributions to the Operating Partnership at such times and in such amounts as the general partner, in its sole and absolute discretion, may determine to be advisable, in exchange for capital contributions. The general partner may cause the Operating Partnership to issue units in one or more classes or series, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to existing limited partnership interests, as may be determined by the general partner in its sole and absolute discretion. The general partner may elect to issue any class of units to newly admitted partners in exchange for the contribution by such partners of cash, real estate partnership interests, stock, notes or other assets or consideration.

As of June 30, 2005, 11,834,507 class A units and 4,000,000 series B preferred units of limited partnership interest in the Operating Partnership were outstanding.
Subject to applicable New York Stock Exchange Rules, our board may issue additional common or preferred shares, so long as the total number of shares issued does not exceed the authorized number of shares set forth in our declaration of trust. Our declaration of trust authorizes us to issue 100,000,000 common shares and 10,000,000 preferred shares. As of June 30, 2005, we have authorized 4,000,000 series B preferred shares, none of which were outstanding.

CAMDEN OPERATING, L.P.	CAMDEN PROPERTY TRUST

Management Control

All management powers over the business and affairs of the Operating Partnership are vested in CPT-GP, Inc. as general partner. No limited partner has any right to participate in or exercise control or management power over the business and affairs of the Operating Partnership.
Our board has exclusive control over our business affairs subject only to the applicable provisions of Texas law and the provisions of our declaration of trust and bylaws.

Fiduciary Duties

Under Delaware law, the general partner of the Operating Partnership owes a fiduciary duty to the Operating Partnership. Consequently, we are required to exercise good faith and integrity in all of our dealings with the Operating Partnership.

Also, the partnership agreement provides that:
Under Texas law, our trust managers must perform their duties in good faith and in a manner that they reasonably believe to be in our best interests. Trust managers who act in such a manner generally will not be liable to us for monetary damages by reason of being a member of the board.

•	none of Camden Property Trust or the general partner or their directors and officers, or any of their affiliates, will be liable for monetary damages to the Operating Partnership, any partners or any of their assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission if the general partner acted in good faith;

•	the limited partners acknowledge that the general partner is acting on behalf of the Operating Partnership and Camden Property Trust and its subsidiaries and shareholders, that the general partner is under no obligation to consider the separate interests of the limited partners (including the tax consequences to the limited partners) in deciding whether to cause the Operating Partnership to take or decline to take any action, and that none of the general partner or its affiliates will be liable for monetary damages or otherwise for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decision as long as the general partner acted in good faith; and

•	neither the general partner nor its affiliates will be responsible for any misconduct or negligence on the part of any agent appointed by the general partner in good faith.

CAMDEN OPERATING, L.P.	CAMDEN PROPERTY TRUST

Management Liability and Indemnification

The Operating Partnership has agreed to indemnify the general partner and the limited partners and their affiliates’ directors, officers, employees and agents, and other persons as the general partner may designate from time to time, against all losses they suffer relating to the Operating Partnership or its operations. However, these persons will not be indemnified if a court determines that:

• their act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

• they actually received an improper personal benefit; or

• in the case of any criminal proceeding, they had reasonable cause to believe that the act or omission was unlawful.

The persons indemnified under the Partnership Agreement include Camden Property Trust and our trust managers and officers.	Our trust managers and officers will be indemnified against all losses they suffer as a result of serving in this capacity as provided in the Texas Real Estate Investment Trusts Act and our declaration of trust and bylaws. Our board must determine that the person or officer seeking indemnification acted in good faith while reasonably believing, in the case of conduct in an official capacity, that such conduct was in our best interests. In all other cases, such conduct must be at least not opposed to our best interests and, in the case of any criminal proceeding, such person must have had no reasonable belief that such conduct was unlawful. If the person involved is not a trust manager or officer, but is or was our employee or agent, or is or was serving at our request as a trust manager, officer, employee or agent of another entity, our board may cause us to indemnify such person to the same extent allowed for trust managers and officers.

Anti-Takeover Provisions

Under the Partnership Agreement, we may hinder the Operating Partnership from engaging in a merger or other business combination. Also, the limited partners may not remove the general partner with or without cause. The general partner may also restrict a holder of class A units from transferring its units.	Our organizational documents contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for our acquisition or the removal of incumbent management. These include provisions that:

• allow the board to authorize preferred shares with superior voting rights to the common shares;

• are designed to avoid concentration of share ownership in a manner that would jeopardize our status as a REIT under the Internal Revenue Code; and

• require the affirmative vote of the holders of not less than 80% of our outstanding capital shares for the approval of business combinations and similar transactions with beneficial owners of more than 50% of our shares.

CAMDEN OPERATING, L.P.	CAMDEN PROPERTY TRUST

Voting Rights

Under the Partnership Agreement, no limited partner, other than the general partner and its affiliates, may take part in the operation, management or control of the Operating Partnership’s business. The consent of the limited partners is required for the following:

• any action by the general partner in contravention of the partnership agreement or that could be expected to cause the Operating Partnership not to qualify as a “partnership” for federal income tax purposes; and

• except with respect to limited types of transactions, a disposition of all or substantially all of the Operating Partnership’s assets.

Holders of series B preferred units have additional voting rights. See “Description of Capital Shares—Series B Preferred Shares—Voting Rights.”	At each annual meeting of shareholders, shareholders elect our trust managers. All common shares have one vote per share and our declaration of trust permits the board to classify and issue preferred shares in one or more series having voting power that may differ from that of the common shares.

Texas law requires that fundamental changes in an entity’s structure be approved by shareholders. These changes include:

• amendments to the declaration of trust;

• mergers and consolidations; dissolution; and

• sales of all or substantially all of our assets not in the ordinary course of business.

Liability of Investors

Pursuant to the Partnership Agreement, the limited partners generally have no liability under the Partnership Agreement. Under Delaware law, the liability of limited partners for the debts and obligations of the Operating Partnership is generally limited to the amount of their investment in the Operating Partnership, together with their interest in any undistributed income.
Under Texas law, shareholders are not liable for our debts or obligations

Liquidity

Holder of series A units may not generally transfer their units without the general partner’s consent, which may be withheld in the general partner’s sole and absolute discretion for any reason or no reason. For a description of permitted transfers, see “Selling Shareholders—Transfers of Units by the Selling Shareholders.”
Shares issued pursuant to this prospectus will be freely transferable, subject to prospectus delivery and other requirements of the Securities Act of 1933.

Our common shares are listed on the New York Stock Exchange. The breadth and strength of this secondary market will depend, among other things, upon the number of shares outstanding, our financial results, the general interest in our and other real estate investments, and our dividend yield compared to that of other debt and equity securities.

CAMDEN OPERATING, L.P.	CAMDEN PROPERTY TRUST

Distribution Rights

Under the Partnership Agreement, the general partner will distribute at least quarterly available cash in the amount described in the Partnership Agreement. Pursuant to the Partnership Agreement, the general partner intends to use reasonable efforts to cause the Operating Partnership to operate in a manner that enables the Operating Partnership to maintain a distribution rate per class A unit that is equal to the distribution rate per Camden common share. The general partner has no liability for the failure to achieve such objective so long as the general partner acts in good faith.

The series B units rank senior to the class A units with respect to the payment of distributions. See “Description of Capital Shares—Series B Preferred Shares—Distributions.”	Holders of our common shares are entitled to such dividends as may be legally declared from time to time by our board. In order for us to qualify as a REIT, we are required to distribute with respect to each taxable year dividends, other than capital gain dividends, to our shareholders in an aggregate amount at least equal to:

• the sum of 90% of our “REIT taxable income,” which is computed without regard to the dividends-paid deduction and our capital gain, and 90% of the net income, if any, from foreclosure property; minus

• the sum of particular items of non-cash income.

Liquidation Rights

The series B units rank senior to the class A units with respect to the payment of amounts upon our voluntary or involuntary liquidation, winding-up or dissolution.	On liquidation, common shareholders are entitled to receive pro rata any of our remaining assets, after we satisfy or provide for the satisfaction of all liabilities and obligations on our preferred shares, if any.

Taxes

The Operating Partnership itself is not subject to federal income tax. Instead, each unitholder includes its allocable share of the Operating Partnership’s taxable income or loss in determining its individual federal income tax liability. Cash distributions from the Operating Partnership are not taxable to a unitholder in the absence of allocations of income except to the extent they exceed such holder’s basis in its interest in the Operating Partnership. A holder’s basis will include such holder’s allocable share of the Operating Partnership’s non-recourse debt.

Income and loss from the Operating Partnership generally is subject to the “passive activity” limitations. Under the “passive activity” rules, income and loss from the Operating Partnership that is considered “passive” generally can only be offset against income and loss from other investments that constitute “passive activities.”

Unitholders are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which the Operating Partnership owns property, even if they are not residents of those states. As of the date of this prospectus, the Operating Partnership owns property located in Florida, Kentucky, Missouri, North Carolina, Arizona and Texas.
Distributions made by us to our taxable domestic shareholders out of current or accumulated earnings and profits will be taken into account by them as ordinary income. Distributions that are designated as capital gain dividends generally will be taxed as gains from the sale or disposition of a capital asset. Distributions in excess of current or accumulated earnings and profits will be treated as a non-taxable return of basis to the extent of a shareholder’s adjusted basis in its common shares, with the excess taxed as capital gain.

Dividends paid by us will be treated as “portfolio” income and cannot be offset with losses from “passive activities.”

Shareholders who are individuals generally should not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. We may be required to pay state income taxes in some states.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of the material federal income tax considerations associated with an investment in common shares. The summary is based on current law. It is not tax advice and presents general information only. The summary does not deal with particular types of shareholders that are subject to special treatment under the Internal Revenue Code, such as insurance companies, financial institutions and broker-dealers. In addition, the summary is not exhaustive of all possible tax considerations. Your actual tax consequences as a taxpayer can be complicated and will depend on your specific situation, including variables you cannot control. You should consult your own tax advisor for a full understanding of the tax consequences of the purchase, holding and sale of the shares. You should also consult your tax advisor to determine the effect of any potential changes in applicable tax laws. The Internal Revenue Code provisions governing the federal income tax treatment of REITs are highly technical and complex, and the summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. The following discussion is based upon current law and on representations from us concerning our compliance with the requirements for qualification as a REIT.

     We urge you, as a prospective investor, to consult your own tax advisor with respect to the specific federal, state, local, foreign and other tax consequences to you of the purchase, holding and sale of our shares.

     We have elected to be taxed as a REIT under the Internal Revenue Code since our taxable year ended December 31, 1993. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Internal Revenue Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot, however, assure you that these requirements will be met in the future.

     We have not requested a ruling from the Internal Revenue Service regarding our REIT status. However, we have received an opinion from the law firm of Locke Liddell & Sapp LLP to the effect that:

•	we have met the requirements for qualification and taxation as a REIT for each taxable year commencing with the taxable year ended December 31, 1993;

•	our diversity of equity ownership, operations through the date of the opinion and proposed method of operation should allow us to qualify as a REIT for the taxable year ending December 31, 2005;

•	as of the date of the opinion, the Operating Partnership will be treated for federal income tax purposes as a partnership and not taxable as an association taxable as a corporation; and

•	this discussion regarding “Material Federal Income Tax Consequences,”, to the extent that it describes matters of law or legal conclusions, is correct in all material respects.

     The opinion is expressed as of its date and Locke Liddell & Sapp LLP has no obligation to advise us of any change in applicable law or of any matters stated, represented or assumed, after the date of this opinion.

     You should be aware that opinions of counsel are not binding upon the Internal Revenue Service or any court. Our opinion of counsel is based upon factual representations and covenants made by us regarding the past, present and future conduct of our business operations. Furthermore, our opinion of counsel regarding our continued qualification as a REIT is conditioned upon, and our continued qualification as a REIT will depend on, our ability to meet, through actual annual operating results, the various REIT qualification tests under the Internal Revenue Code.

     In addition, we cannot assure you that new legislation, regulations or administrative interpretations will not change the tax laws with respect to our qualification as a REIT, the qualification of the Operating Partnership as a partnership or any other matter discussed herein.

Tax Consequences of a Redemption of Units

     The exchange of units for common shares or cash will be a fully taxable transaction to the unitholder. The unitholder will generally recognize gain in an amount equal to the value of the common shares and the amount of cash received, plus the amount of liabilities of the Operating Partnership allocable to the units being exchanged, less its tax basis in the units. The gain may exceed the value of the common shares and the amount of cash received. However, if we elect to pay cash for the units exchanged and we use cash received from the Operating Partnership for such purpose, it is possible that such payment will be treated for federal income tax purposes as a redemption by the Operating Partnership of the units exchanged. In this case, the unitholder would recognize gain to the extent that the cash received, plus the amount of any of the Operating Partnership’s liabilities allocable to the units being exchanged, exceeds the adjusted tax basis in all of the holder’s units prior to such payment.

     The recognition of any loss resulting from an exchange of units is subject to a number of limitations set forth in the Internal Revenue Code. The character of any gain or loss arising from an exchange as capital or ordinary will depend on the character of the units in the hands of the unitholder as well as the nature of the assets of the Operating Partnership at the time of the exchange.

Federal Income Taxation of the Company

     As long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that is currently distributed to shareholders. The REIT provisions of the Internal Revenue Code generally allow us to deduct dividends paid to our shareholders. The deduction for dividends paid to shareholders substantially eliminates the federal “double taxation” of earnings generally applicable to corporations. When we use the term “double taxation,” we refer to taxation of corporate income at two levels, taxation at the corporate level when the corporation must pay tax on the income it has earned and taxation again at the shareholder level when the shareholder pays taxes on the distributions it receives from the corporation’s income in the way of dividends. Additionally, a REIT may elect to retain and pay taxes on a designated amount of its net long-term capital gains, in which case the shareholders of the REIT will include their proportionate share of the undistributed long-term capital gains in income and receive a credit or refund for their share of the tax paid by the REIT.

     Even if we qualify for taxation as a REIT, we will be subject to federal income tax as follows:

•	We will be taxed at regular corporate rates on our undistributed REIT taxable income, including undistributed net capital gain.

•	Under some circumstances, we may be subject to the “alternative minimum tax” as a consequence of our items of tax preference.

•	We will be taxed at the highest corporate rate on our net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business and other non-qualifying income from foreclosure property. Foreclosure property is, in general, any real property and any personal property incident to real property acquired through foreclosure or deed in lieu of foreclosure.

•	We will be subject to a 100% tax on any net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property.

•	If we fail to satisfy the 75% or 95% gross income test under the REIT provisions of the Internal Revenue Code, but have maintained our qualification as a REIT, we will be subject to a tax equal to the greater of the excess of 95% of our gross income over the amount of our gross income that is qualifying income for purposes of the 95% test or the excess of 75% of our gross income over the amount of our gross income that is qualifying income for purposes of the 75% test, multiplied by a fraction intended to reflect our profitability.

•	Beginning in the 2005 taxable year, if we fail, in more than a de minimis fashion, to satisfy one or more of the asset tests under the REIT provisions of the Internal Revenue Code for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because we qualify under certain relief provisions, we may be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test.

•	Beginning in the 2005 taxable year, if we fail to satisfy one or more of the requirements for REIT qualification under the REIT provisions of the Internal Revenue Code (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements.

•	If we fail to distribute during each year at least the sum of (a) 85% of our ordinary income for such year, (b) 95% of our capital gain net income for such year and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

•	If (a) we acquire any asset from a C corporation, which is a corporation subject to full corporate level tax, in a carryover-basis transaction, and (b) we subsequently recognize gain on the disposition of this asset during the 10-year period beginning on the date on which we acquire the asset, then the excess of the fair market value of the asset as of the beginning of the 10-year period over our adjusted basis in the asset at that time will be subject to tax at the highest regular corporate rate, under guidelines issued by the Internal Revenue Service.

REIT Qualification

     Organizational Requirements. The Internal Revenue Code defines a REIT as a corporation, trust or association that meets the following conditions:

1.	it is managed by one or more trustees or directors;

2.	its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

3.	it would be taxable as a domestic corporation but for the REIT requirements;

4.	it is neither a financial institution nor an insurance company;

5.	its beneficial ownership is held by 100 or more persons; and

6.	during the last half of each taxable year, five or fewer individuals do not own, directly or indirectly, more than 50% in value of its outstanding stock, taking into account applicable attribution rules.

     In addition, other tests, described below, regarding the nature of income and assets of the REIT also must be satisfied. The Internal Revenue Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (5) and (6), pension funds and particular other tax-exempt entities are treated as individuals, subject to an exception in the case of condition (6) that looks through the fund or entity to actual participants of the fund or beneficial owners of the entity in determining the number of owners of the outstanding stock.

     Our declaration of trust currently includes restrictions regarding transfers of capital shares, which restrictions are intended, among other things, to assist us in continuing to satisfy conditions (5) and (6). In rendering its opinion that we have met the requirements for qualification and taxation as a REIT, Locke Liddell & Sapp LLP is relying on our representations that the ownership of our capital shares will satisfy conditions (5) and (6). There can be no assurance, however, that the restrictions in our declaration of trust will, as a matter of law, preclude us from failing to satisfy those conditions or that a transfer in violation of those restrictions would not cause us to fail these conditions.

     If a REIT owns a qualified REIT subsidiary, the Internal Revenue Code provides that the qualified REIT subsidiary is disregarded for federal income tax purposes. Thus, all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary are treated as assets, liabilities and these items of the REIT itself. When we use the term “qualified REIT subsidiary,” we mean a corporation, other than a taxable REIT subsidiary, in which all of its shares are held by the REIT. We own, directly or indirectly, 100% of the shares of several corporations, which constitute qualified REIT subsidiaries. Thus, all of the assets, liabilities and items of income, deduction and credit of these qualified REIT subsidiaries will be treated as our assets and liabilities and our items of income, deduction and credit. Unless the context requires otherwise, all references to “we,” “us” and “our company” in this “Material Federal Income Tax Consequences” section, refer to Camden Property Trust and its qualified REIT subsidiaries.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations issued by the United States Treasury Department provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to this share. A REIT’s proportionate share of the assets of the partnership will be determined based on the REIT’s capital interest in the partnership. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and asset tests. Thus, our proportionate share of the assets, liabilities and items of income of the Operating Partnership, Camden Summit Partnership, L.P. and any other entity taxable as a partnership for federal income tax purposes in which we hold an interest will be treated as our assets and liabilities and our items of income for purposes of applying the requirements described in this section. The assets, liabilities and items of income of the Operating Partnership, Camden Summit Partnership, L.P. and any other entity taxable as a partnership for federal income tax purposes in which we hold an interest include the Operating Partnership’s, Camden Summit Partnership L.P.’s and each such entity’s share of the assets and liabilities and items of income with respect to any entity taxable as a partnership in which they hold an interest.

     Income Tests. In general, in order to qualify as a REIT, we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from real estate sources and from dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing. We must also derive at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property including rents from real property, interest on obligations secured by mortgages on real property and, in particular circumstances, interest from particular types of temporary investments. Additionally, with respect to each of our tax years beginning on or before January 1, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain from the sale or other disposition of real property held for less than four years apart from involuntary conversions and sales of foreclosure property must have represented less than 30% of our gross income including gross income from prohibited transactions for each such taxable year.

     Rent derived from leases will be qualifying income under the REIT requirements, provided several requirements are satisfied. First, a lease may not have the effect of giving us a share of the income or profits of the lessee. Second, the rent attributable to personal property that is leased in connection with a lease of real property must not exceed 15% of the total rent received under the lease. If so, the portion of rent attributable to the personal property will not qualify as rents from real property. For taxable years beginning after December 31, 2000, the test to determine the rent attributable to personal property that is leased in connection with a lease of real property is based on relative fair market values. Third, in general, rents received from a related party tenant will not qualify as rents from real property. For these purposes, a tenant will be a related party tenant if the REIT, directly or indirectly, actually or constructively, owns 10% or more of the tenant. However, for taxable years after December 31, 2000, we may lease property to a taxable REIT subsidiary and the rents received from that subsidiary will not be disqualified from being rents from real property by reason of our ownership interest in the subsidiary. We can avail ourselves of this exception to the related party rent rules so long as at least 90% of the leased space of the property is rented to persons who are not related parties or taxable REIT subsidiaries and the taxable REIT subsidiary pays commercially reasonable rent which is substantially comparable to the rent paid by third parties. A taxable REIT subsidiary includes a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary will be subject to federal income tax at regular corporate rates. Fourth, the REIT generally must not operate or manage its property or furnish or render services to tenants. However, the REIT may provide customary services or provide non-customary services through an independent contractor who is adequately compensated and from whom the REIT derives no income or a taxable REIT subsidiary. Also, for tax years beginning after August 5, 1997, the REIT may provide non-customary services with respect to its properties as long as the income from the provision of these services with regard to each property does not exceed 1% of all amounts received by the REIT from each property. For all taxable years beginning after December 31, 2000 the REIT may provide or furnish non-customary services through a taxable REIT subsidiary. Finally, all leases must also qualify as “true” leases for federal income tax purposes, and not as service contracts, joint ventures or other types of arrangements.

     We have not charged, and do not anticipate charging, rent that is based in whole or in part on the income or profits of any person. We have not derived, and do not anticipate deriving, rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents.

     We have provided and will provide services with respect to our multifamily apartment communities. We believe that the services with respect to our communities that have been and will be provided by us are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise rendered to particular tenants; and, for tax years beginning after August 5, 1997, income from the provision of other kinds of services with respect to a given property has not and will not exceed 1% of all amounts received by us from such property. Therefore, we believe that the provision of such services has not and will not cause rents received with respect to our communities to fail to qualify as rents from real property. We believe that services with respect to our communities that we believe may not be provided by us directly without jeopardizing the qualification of rent as rents from real property have been and will be performed by independent contractors, or, for taxable years beginning after December 31, 2000, taxable REIT subsidiaries.

     The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

     If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

     Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date that our commitment to make the loan becomes binding, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will bear the same relationship to the total interest income as the principal amount of the loan that is not secured by real property bears to the total amount of the loan.

     Some of our mezzanine loans may not be secured by real property. Our interest income from those loans is and will be qualifying income for purposes of the 95% gross income test, but may not be qualifying income for purposes of the 75% gross income test. In addition, the loan amount of a mortgage loan that we own may exceed the value of the real property securing the loan. In that case, a portion of the income from the loan will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. It also is possible that, in some instances, the interest income from a mortgage loan may be based in part on the borrower’s profits or net income. That scenario generally will cause the income from the loan to be non-qualifying income for purposes of both gross income tests.

     We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

     However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business, which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

     We do not anticipate that we will receive any income from property acquired through foreclosure that is not qualifying income for purposes of the 75% gross income test, but if we do receive any such income, we will make an election to treat the related property as foreclosure property. In addition, we anticipate that any income we receive with respect to a property that is not eligible for a foreclosure property election will be qualifying income for purposes of both gross income tests.

     We may recognize taxable income without receiving a corresponding cash distribution if we foreclose on or make a significant modification to a loan, to the extent that the fair market value of the underlying property or the principal amount of the modified loan, as applicable, exceeds our basis in the original loan.

     Beginning in 2005, if we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under the Internal Revenue Code. These relief provisions generally will be available if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect; and

•	we file a description of each item of our gross income in accordance with regulations prescribed by Treasury.

     It is not possible, however, to state whether, in all circumstances, we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on such income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. As discussed above, even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

     Asset Tests. On the last day of each calendar quarter, we must meet four tests concerning the nature of our assets. First, at least 75% of the value of our total assets generally must consist of real estate assets, cash, cash items and government securities. For this purpose, “real estate assets” include interests in real property, interests in loans secured by mortgages on real property or by certain interests in real property, shares in other REITs and particular options, but exclude mineral, oil or gas royalty interests. The temporary investment of new capital in debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date we receive the new capital. Second, no more than 25% of our total assets may be represented by securities, other than securities in the 75% asset class. Third, with regard to these securities, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets, unless the issuer is a taxable REIT subsidiary, and we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities, unless the issuer is a taxable REIT subsidiary or we can avail ourselves of a safe harbor for “straight debt.” Fourth, no more than 20% of our total assets may be represented by securities of one or more taxable REIT subsidiaries. We must satisfy the asset tests at the close of each quarter. If we fail an asset test as of the close of the quarter due to the acquisition of securities or other property during the quarter, we may satisfy this test by disposing of the securities or other non-qualifying property within the 30-day period following the close of that quarter. We cannot assure you that the Internal Revenue Service will not challenge our compliance with these tests. If we hold assets in violation of the applicable asset tests, we would be disqualified as a REIT.

     We currently own more than 10% of the total value of the outstanding securities of several subsidiaries. Each of these subsidiaries has elected to be a taxable REIT subsidiary. It should be noted that the Internal Revenue Code contains two provisions that ensure that taxable REIT subsidiaries are subject to an appropriate level of federal income taxation. First, taxable REIT subsidiaries are limited in their ability to deduct interest payments made to an affiliated REIT. Second, if a taxable REIT subsidiary pays an amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess.

     We believe that our mortgage loans are qualifying assets for purposes of the 75% asset test. However, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the federal income tax laws. The non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property. Accordingly, our mezzanine loans will not be qualifying assets for purposes of the 75% asset test to the extent that they are not secured by mortgages on real property.

     Beginning in the 2005 taxable year, if we fail to satisfy one or more of the asset tests for any quarter of a taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Internal Revenue Code. These relief provisions generally will be available for failures of the 5% asset test and the 10% asset tests if (i) the failure is due to the ownership of assets that do not exceed the lesser of 1% of our total assets or $10 million, and the failure is corrected within six months following the quarter in which it was discovered, or (ii) the failure is due to ownership of assets that exceed the amount in (i) above, the failure is due to reasonable cause and not due to willful neglect, we file a schedule with a description of each asset causing the failure in accordance with regulations prescribed by the Treasury, the failure is corrected within 6 months following the quarter in which it was discovered, and we pay a tax consisting of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test. We may not qualify for the relief provisions in all circumstances.

     Other Restrictions. The REIT requirements impose a number of other restrictions on our operations. For example, any net income that we derive from sales of property in the ordinary course of business, other than inventory acquired by reason of some foreclosures, is subject to a 100% tax unless eligible under a safe harbor.

     Distributions. Due to minimum distribution requirements, we must generally distribute each year an amount at least equal to:

•	the sum of (a) 90% (previously 95% for taxable years beginning before December 31, 2000) of our REIT taxable income, as computed without regard to the dividends-paid deduction or our capital gains, and (b) 90% (previously 95% for taxable years beginning before December 31, 2000) of our net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property; minus

•	the sum of specific items of noncash income.

     This distribution must be paid in the taxable year to which it relates, or in the following taxable year, if declared before we timely file our federal income tax return for that year and if paid on or before the first regular dividend payment after that declaration. Capital gain dividends are not included in the calculation to determine whether we satisfy the above-described distribution requirement. In general, a capital gain dividend is a dividend attributable to net capital gain recognized by us and properly designated as such.

     Even if we satisfy the foregoing distribution requirement, to the extent that we do not distribute all of our net capital gain or REIT taxable income as adjusted, we will be subject to tax on this gain or income at regular capital gains or ordinary corporate tax rates. Furthermore, if we fail to distribute during each calendar year at least the sum of:

•	85% of our ordinary income for that year;

•	95% of our capital gain net income for that year; and

•	any undistributed taxable income from prior periods,

     we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed. In addition, during our recognition period, if we dispose of any asset subject to the rules regarding built-in gain, under guidance issued by the Internal Revenue Service, we will be required to distribute at least 90% of any after-tax built-in gain recognized on the disposition of the asset. The term “built-in-gain” refers to the excess of (a) the fair market value of the asset as of the beginning of the applicable recognition period over (b) the adjusted basis in such asset as of the beginning of such recognition period.

     Typically, our REIT taxable income is less than our cash flow due to the allowance of depreciation and other noncash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. However, from time to time, we may not have sufficient cash or other liquid assets to meet this distribution requirement or to distribute a greater amount as may be necessary to avoid income and excise taxation. This may occur because of:

•	timing differences between the actual receipt of income and the actual payment of deductible expenses and the inclusion of this income and the deduction of these expenses in arriving at our taxable income, or

•	as a result of nondeductible expenditures, such as principal amortization or capital expenditures, including any reinvestment of proceeds received from the sale of our properties, other than in a tax-free exchange, in excess of noncash deductions.

     If these timing differences occur, or if our nondeductible expenditures exceed our noncash deductions, we may find it necessary to arrange for borrowings or, if possible, pay taxable stock dividends in order to meet the dividend requirement.

     Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. We will refer to these dividends as “deficiency dividends.” Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest and any applicable penalties based upon the amount of any deficiency.

     Certain Income From Mortgage Loans. We will recognize taxable income in advance of the related cash flow if any of our mortgage loans are deemed to have original issue discount. We generally must accrue original issue discount based on a constant yield method that takes into account projected prepayments but that defers taking into account credit losses until they are actually incurred.

     We may be required to recognize the amount of any payment projected to be made pursuant to a provision in a mortgage loan that entitles us to share in the gain from the sale of, or the appreciation in, the mortgaged property over the term of the related loan, even though we may not receive the related cash until the maturity of the loan.

Relief From Certain Failures of the REIT Qualification Provisions

     Beginning in the 2005 taxable year, if we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements. We may not qualify for this relief provision in all circumstances.

Failure to Qualify as a REIT

     If we fail to qualify for taxation as a REIT in any taxable year and relief provisions do not apply, the following consequences will occur:

•	we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates;

•	we will be unable to deduct distributions to our shareholders;

•	we will not be required to make shareholder distributions;

•	to the extent that we make distributions from our current and accumulated earnings and profits, the distributions will be dividends, taxable to our shareholders as ordinary income;

•	subject to the limitations of the Internal Revenue Code, our corporate shareholders may be eligible for the dividends-received deduction; and

•	unless we are entitled to relief under specific statutory provisions, we will be disqualified from qualification as a REIT for the four taxable years following the year during which qualification is lost.

     It is not possible to state whether in all circumstances we would be entitled to statutory relief.

Taxation of Taxable U.S. Shareholders

     As used below, the term “U.S. Shareholder” means a shareholder who for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	any trust with respect to which (A) a United States court is able to exercise primary supervision over the administration of such trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to be continue to be treated as United States persons, shall be considered U.S. Shareholders.

     If a partnership, including an entity that is treated as a partnership for United States federal income tax purposes, is a beneficial owner of our shares, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

     Distributions Generally. As long as we qualify as a REIT, any distributions that we make to our shareholders out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. Shareholders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. Shareholders that are corporations. For purposes of determining whether the distributions we make to holders of shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred shares and then to common shares.

     To the extent that we make a distribution to a U.S. Shareholder in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital with respect to the U.S. Shareholder’s common shares. This will reduce the U.S. Shareholder’s adjusted basis and, to the extent that the distribution exceeds the U.S. Shareholder’s adjusted basis in its shares, the excess portion of the distribution will be taxable to the U.S. Shareholder as gain realized from the sale of the shares.

     The Internal Revenue Service will deem us to have sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any deficiency dividend will be treated as an ordinary or capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, shareholders may be required to treat particular distributions that would otherwise result in a tax-free return of capital as taxable dividends.

     If we make distributions to a shareholder in excess of the U.S. Shareholder’s adjusted basis in its common shares, and if the applicable shares have been held as a capital asset, the distributions will be taxable as capital gains. If held for more than one year, this gain will be taxable as long-term capital gain.

     If (a) we declare dividends in October, November, or December of any year that are payable to shareholders of record on a specified date in any of these months, and (b) we actually pay the dividend on or before January 31 of the following calendar year, we will treat such dividends as both paid by us and received by the shareholders on December 31 of that year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

     Capital Gain Distributions. Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. Shareholders as long-term capital gains to the extent that they do not exceed our actual net capital gain for the taxable year without regard to the period for which the U.S. Shareholder has held its shares. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of particular capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

     Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. Shareholder of our common shares will not be treated as passive activity income. As a result, U.S. Shareholders generally will not be able to apply any “passive losses” against this income or gain. Generally, our distributions that do not constitute a return of capital will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our common shares, however, will sometimes not be treated as investment income.

     Retention of Net Long-Term Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains received during the year. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we elect to retain net long-term capital gains, a U.S. Shareholder generally would:

•	subject to limitations, include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Shareholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the Internal Revenue Service.

     Depreciation Recapture. The maximum tax rate imposed on the long-term capital gains of non-corporate taxpayers is 15%, although a 25% maximum tax rate is imposed on the portion of such gains attributable to the prior depreciation claims in respect of depreciable real property held for more than one year and not otherwise treated as ordinary “recapture” income under Section 1250 of the Internal Revenue Code. The Secretary of the Treasury has the authority to prescribe appropriate regulations on how the capital gains rates will apply to sales and exchanges by partnerships and REITs and of interests in partnerships and REITs. Under this authority, the Secretary of the Treasury issued regulations relating to the taxation of capital gains in the case of sales and exchanges of interests of partnerships, S corporation and trusts, but not of interests in REITs. These regulations apply to transfers that occur on or after September 21, 2000. Accordingly, you are urged to consult with your tax advisors with respect to your capital gain tax liability resulting from a distribution or deemed distribution of capital gains from us and a sale by you of our common shares.

Sale of Shares

     U.S. Shareholders who sell or exchange common shares will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or exchange and the holder’s adjusted basis in the shares for tax purposes. If the shares were held as a capital asset, then this gain or loss will be capital gain or loss. If the shares were held for more than one year, the capital gain or loss will be long-term capital gain or loss. However, any loss recognized by a holder on the sale of common shares held for not more than six months and with respect to which capital gains were required to be included in such holder’s income will be treated as a long-term capital loss, to the extent the U.S. Shareholder received distributions from us that were treated as long-term capital gains.

Backup Withholding on Shares

     Under the backup withholding rules, a domestic holder of shares may be subject to backup withholding with respect to dividends paid on, and gross proceeds from the sale of, the shares unless the holder (a) is a corporation or comes within other specific exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of shares who does not provide us with its current taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the holder’s federal income tax liability.

     We will report to holders of shares and the Internal Revenue Service the amount of any dividends paid and any amount withheld with respect to the shares during the calendar year.

Effect of Tax Status of the Operating Partnership on REIT Qualification

     A substantial portion of our investments are through the Operating Partnership. The Operating Partnership may involve special tax considerations. These considerations include:

•	the allocations of income and expense items of the Operating Partnership, which could affect the computation of our taxable income;

•	the status of the Operating Partnership as a partnership, as opposed to an association taxable as a corporation for income tax purposes; and

•	the taking of actions by the Operating Partnership that could adversely affect our qualification as a REIT.

     In addition, the Operating Partnership may own properties through subsidiary entities taxable as partnerships for federal income tax purposes. If the Operating Partnership or any of the foregoing entities in which the Operating Partnership holds an interest were treated as an association taxable as a corporation, we could fail to qualify as a REIT.

Tax Allocations with Respect to Contributed Properties

     When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution. Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to this contributed property must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. We will refer to this allocation as the “book-tax difference.” These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

     In connection with the formation of the Operating Partnership, appreciated property was contributed to the Operating Partnership. Consequently, the Third Amended and Restated Agreement of Limited Partnership of Camden Operating, L.P. requires tax allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code. The Treasury Regulations under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences for property contributed on or after December 21, 1993, including the retention of the traditional method that was available under prior law or the election of particular alternative methods. The Operating Partnership has elected the traditional method of Section 704(c) allocations. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of contributed interests in the properties in the hands of the Operating Partnership could cause us (a) to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if such properties were to have a tax basis equal to their fair market value at the time of the contribution and (b) to be allocated taxable gain in the event of a sale of such contributed interests in our properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in the Operating Partnership. These allocations possibly could cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with REIT distribution requirements. However, we do not anticipate that this adverse effect will occur.

     Interests in the properties purchased by the Operating Partnership, other than in exchange for interests in the Operating Partnership, were acquired with an initial tax basis equal to their fair market value. Thus, Section 704(c) of the Internal Revenue Code generally will not apply to these interests.

Special Tax Considerations of Non-U.S. Shareholders and Potential Tax Consequences of Their Investment

     The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders are complex and no attempt will be made herein to provide more than a summary of such rules. If you are non-U.S. shareholder, you should consult with your own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment by you in the shares, including any reporting requirements.

     Distributions not Attributable to Gain from the Sale or Exchange of a U.S. Real Property Interest. Distributions to non-U.S. Shareholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gains dividends will be treated as dividends and result in ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the common shares is treated as effectively connected with the non-U.S. Shareholder’s conduct of a U.S. trade or business, the non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to these distributions. In the case of a non-U.S. Shareholder that is a non-U.S. corporation, the holder may also be subject to the 30% branch profits tax. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. Shareholder to the extent that these distributions do not exceed the adjusted basis of the non-U.S. Shareholder’s common shares, but rather will reduce the adjusted basis of these shares. To the extent that these distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. Shareholder’s common shares, these distributions will give rise to tax liability if the non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of its common shares.

     Distributions Attributable to Gain from the Sale or Exchange of a U.S. Real Property Interest. For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980. Under the Foreign Investment in Real Property Tax Act, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-U.S. Shareholder as if this gain were effectively connected with a U.S. business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. Shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to the Foreign Investment in Real Property Tax Act also may be subject to a 30% branch profits tax in the hands of a non-U.S. corporate shareholder not entitled to treaty relief or exemption.

     Beginning in the 2005 taxable year, the above taxation under the Federal Investment in Real Property Tax Act of distributions attributable to gains from our sales or exchanges of U.S. real property interests (or such gains that are retained and deemed to be distributed) will not apply, provided our common shares are “regularly traded” on an established securities market in the United States (as expected), and the non-U.S. Shareholder does not own more than 5% of the common stock at any time during the taxable year. Instead, such amounts will be taxable as a dividend of ordinary income not effectively connected with a U.S. trade or business.

     Withholding Obligations from Distributions to Non-U.S. Shareholders. Although tax treaties may reduce our withholding obligations, we generally will be required to withhold from distributions to non-U.S. Shareholders, and remit to the Internal Revenue Service, (a) 35% of designated capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends and (b) 30% of ordinary dividends paid out of earnings and profits. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding. A distribution in excess of our earnings and profits will be subject to 30% dividend withholding if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of our current or accumulated earnings and profits. If we withhold an amount of tax with respect to a distribution to a non-U.S. Shareholder in excess of the shareholder’s U.S. tax liability with respect to this distribution, the non-U.S. Shareholder may file for a refund of the excess from the Internal Revenue Service. Furthermore, the U.S. Treasury Department has issued final Treasury Regulations governing information reporting and certification procedures regarding withholding and backup withholding on some amounts paid to non-U.S. Shareholders.

     Sales of Common Shares by a Non-U.S. Shareholder. Gain recognized by a non-U.S. Shareholder upon a sale of its common shares generally will not be taxed under the Foreign Investment in Real Property Tax Act of 1980 if we are a domestically controlled REIT. A domestically controlled REIT is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. It is currently anticipated that we will be a domestically controlled REIT, and, therefore, sales of common shares will not be subject to taxation under the Foreign Investment in Real Property Tax Act. However, because our common shares are traded publicly, we may not continue to be a domestically controlled REIT. Furthermore, gain not subject to the Foreign Investment in Real Property Tax Act will be taxable to a non-U.S. Shareholder if (a) investment in the common shares is effectively connected with the non-U.S. Shareholder’s U.S. trade or business, in which case the non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (b) the non-U.S. Shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of common shares or preferred shares were to be subject to taxation under the Foreign Investment in Real Property Tax Act, the non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to this gain. The non-U.S. Shareholder may, however, be subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. In addition, a purchaser of common shares subject to taxation under the Foreign Investment in Real Property Tax Act would generally be required to deduct and withhold a tax equal to 10% of the amount realized on the disposition by a non-U.S. Shareholder. Any amount withheld would be creditable against the non-U.S. Shareholder’s Foreign Investment in Real Property Tax Act tax liability.

State and Local Tax

     We and the holders of our shares may be subject to state and local tax in various states and localities, including those in which we or you transact business, own property or reside. Our and your tax treatment in these jurisdictions may differ from the federal income tax treatment described above. Consequently, as a prospective investor, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our shares.

Taxation of Tax-Exempt Shareholders

     The Internal Revenue Service has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, except for the tax-exempt shareholders described below, if a tax-exempt shareholder does not hold its shares as “debt financed property” within the meaning of the Internal Revenue Code and the shares are not otherwise used in a trade or business, then dividend income received from us will not be unrelated business taxable income to the tax-exempt shareholder. Generally, shares will be “debt financed property” if the exempt holder financed the acquisition of the shares through a borrowing. Similarly, income from the sale of shares will not constitute unrelated business taxable income unless a tax-exempt shareholder has held its shares as “debt financed property” within the meaning of the Internal Revenue Code or has used the shares in its trade or business.

     For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Internal Revenue Code Section 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly deduct amounts set aside or placed in reserve for specified purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these “set aside” and reserve requirements. However, a portion of the dividends paid by a “pension held REIT” will be treated as unrelated business taxable income to any trust that:

•	is described in Section 401(a) of the Internal Revenue Code;

•	is tax-exempt under Section 501(a) of the Internal Revenue Code; and

•	holds more than 10% by value of the interests in the REIT.

     Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “qualified trusts.”

     A REIT is a “pension held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the actual participants of the trust rather than by the trust itself; and

•	either, (1) at least one such qualified trust holds more than 25% by value of the interests in the REIT, or (2) one or more such qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

     The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

•	the unrelated business taxable income earned by the REIT less particular associated expenses, treating the REIT as if it were a qualified trust and therefore subject to tax on its unrelated business taxable income, to

•	the total gross income, less particular associated expenses, of the REIT.

     A de minimus exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as unrelated business taxable income will not apply if the REIT is able to satisfy the “not closely held” requirement without relying upon the “look-through” exception with respect to qualified trusts.

Recent Legislation

     On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. The Jobs and Growth Tax Relief Reconciliation Act of 2003 generally reduced the maximum tax rate applicable to you on capital gains recognized on the sale or other disposition of our securities from 20% to 15%. The Jobs and Growth Tax Relief Reconciliation Act of 2003 also generally reduced the maximum marginal rate of tax payable by individuals on dividends received from corporations that are subject to a corporate level of tax. Except in limited circumstances, this reduced tax rate will not apply to dividends paid by us to our shareholders because generally we are not subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our shareholders. The reduced maximum federal income tax rate applies to that portion, if any, of dividends received by our shareholders with respect to shares of our stock held by them that are attributable to (1) dividends received by us from non-REIT corporations or other taxable REIT subsidiaries, (2) income from the prior year with respect to which we were required to pay federal corporate income tax during the prior year (if, for example, we did not distribute 100% of our REIT taxable income for the prior year) and (3) distributions by us that we designate as long-term capital gains dividends (except for some distributions taxable to our shareholders at a maximum rate of 25%). The dividend and capital gains tax rate reductions provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 generally are effective for taxable years ending on or after May 6, 2003 through December 31, 2008. Without future legislative changes, the maximum long-term capital gains and dividend rates discussed above will increase in 2009. This recent legislation could cause stock in non-REIT corporations to be a more attractive investment to individual investors than stock in REITs and could have an adverse effect on the market price of our equity securities.

     On October 22, 2004, President Bush signed the American Jobs Creation Act of 2004, which, among other things, amends certain provisions of the Internal Revenue Code relating to REITs. This legislation revises the REIT asset test by expanding the straight-debt safe harbor to include, among other things, debt instruments that were excluded from the straight-debt safe harbor under prior law that provided for certain contingencies. It provides for monetary penalties in lieu of REIT disqualification for failure to meet the income or asset tests, and modifies the treatment of certain REIT distributions that are attributable to gain from sales or exchanges of United States real property interests.

SELLING SHAREHOLDERS

Security Ownership by the Selling Shareholders

     Our common shares being offered by this prospectus are being registered to permit secondary public trading of our common shares. Subject to the restrictions described in this prospectus, the selling shareholders may offer our common shares covered under this prospectus for resale from time to time. The common shares covered, as to their resale, under this prospectus include shares issuable upon conversion of the class A units, including any additional shares issuable to prevent dilution as a result of share splits, share dividends or similar events. In addition, subject to the restrictions described in this prospectus, the selling shareholders may sell, transfer or otherwise dispose of a portion of our common shares being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act. See “Plan Of Distribution.”

     The following table sets forth the number of class A units held by the selling shareholders as of June 30, 2005 and the maximum number of common shares that may be sold by the selling shareholders. Each class A unit may be exchanged for one common share, subject to adjustment. In lieu of issuing common shares upon the exchange of the units, we may, at our option, issue cash in an amount equal to the market value of an equivalent number of common shares. The table is prepared based on information from the selling shareholders. Based on such information, no selling shareholder is a registered broker-dealer or an affiliate of a broker-dealer. Since the selling shareholders may sell all, some or none of their shares, no estimate can be made of the aggregate number of shares that are to be offered by the selling shareholders under this prospectus or that will be owned by each selling shareholder upon completion of the offering to which this prospectus relates.

		Maximum Number
	Number of Units	of Common Shares
Selling Shareholder	Held	to be Sold
Jeffery B. Allen	57,062	57,062
Francis Jack Aschinger	767	767
Glenn August	5,427	5,427
Robert M. Bass (1)	180,074	180,074
Richard A. Beard, III (2)	50,892	50,892
Jerry J. Bonner	35,262	35,262
Bowdoin College (3)	3,031	3,031
Robert J. Branson	6,402	6,402
Capital Partnership (1)	74,837	74,837
Cardigan Mountain School (4)	41	41
Cardinal’s Stewardship Appeal (5)	108	108
Bernard J. Carl	6,244	6,244
William R. Cooper (6)	358,653	358,653
Cooper Partners Limited (6)	38,457	38,457
Kathy DeGuardiola	16,000	16,000
Marjorie Delatour	16,452	16,452
Thomas R. Delatour Jr.	22,164	22,164
Daniel Doctoroff	5,427	5,427
Shannon A. Fairbanks	5,400	5,400
Elizabeth E. Fleetwood	650	650
Fulcor Investments (7)	21,899	21,899
Allen Gilbert	743	743
John P. Grayken	2,635	2,635
Steven B. Gruber	5,427	5,427
William S. Janes	26,824	26,824
Brian F. Lavin	4,000	4,000
Little Flower Catholic Church (8)	50	50
Lewis A. Levey Revocable Trust (9)	359,692	359,692
Paragon Gnty Services Ltd Partnership (6)	30,000	30,000
Pieces, LLC (7)	26,955	26,955

		Maximum Number
	Number of Units	of Common Shares
Selling Shareholder	Held	to be Sold
RAB Holdings (2)	31,479	31,479
Don Shine	763	763
St. Albans Risk Program (10)	27	27
Washington Cathedral (5)	21	21
White Oak Royalty Company (11)	113,193	113,193
WRC Holdings (6)	364,829	364,829

Total	1,871,887	1,871,887

(1)	Capital Partnership is controlled by Robert M. Bass.

(2)	RAB Holdings is controlled by Richard A. Beard, III.

(3)	Controlled by its board of trustees and administrators.

(4)	Controlled by its board of trustees and administrators.

(5)	Controlled by the Archdiocese of Washington.

(6)	Cooper Partners Limited and Paragon Gnty Services Ltd. Partnership are controlled by William R. Cooper.

(7)	Controlled by Bonnie Fuller.

(8)	Controlled by its council and pastor.

(9)	Controlled by Lewis A. Levey.

(10)	Controlled by its board of trustees and administrators.

(11)	A wholly-owned subsidiary of Metropolitan Life Insurance Company.

Material Relationships Between the Company and the Selling Shareholders

     On April 15, 1997, Paragon Group, Inc. was merged with and into one of our wholly-owned subsidiaries. Prior to the merger, Paragon conducted substantially all of its business through operating partnerships, which Paragon controlled through wholly-owned subsidiaries. Substantially concurrently with our merger with Paragon, these operating partnerships were merged into Camden Operating, L.P., or the “Operating Partnership.” CPT-GP, Inc., one of our wholly-owned subsidiaries, is the sole general partner of the Operating Partnership. At the time of the merger, CPT-GP, Inc. held a 1% general partnership interest and a 79.1% class A limited partnership interest in the Operating Partnership, and the remaining approximate 19.9% class A limited partnership interests, comprising approximately 2,352,161 class A units, were held by the selling shareholders. Since that time, 16,000 class A units have been issued and 496,274 class A units have been exchanged. As of the date of this prospectus, CPT-GP, Inc. held a 1% general partnership interest and a 83.2% class A limited partnership interest in the Operating Partnership, and the remaining approximate 15.8% class A limited partnership interests, comprising 1,871,887 class A units, were held by the selling shareholders.

     Lewis A. Levey and William R. Cooper, each of whom has been one of our trust managers since the effective time of our merger with Paragon, were affiliates of Paragon prior to such time. Information regarding the units beneficially owned by Messrs. Levey and Cooper is set forth in the table above.

Transfers of Units by the Selling Shareholders

     Under the Partnership Agreement, except as describe below, a limited partner may not transfer its units without the prior written consent of the general partner, which may be withheld by the general partner, in its sole and absolute discretion, for any reason or for no reason.

     If a limited partner that is a natural person dies or suffers a total physical disability, or if a limited partnership that is an entity dissolves or terminates, or in the event of bankruptcy of any limited partner, the executor, administrator, trustee, committee, guardian, conservator or receiver of such limited partner’s estate will have all of the rights of the limited partner for the purpose of settling or managing the estate and such power as the limited partner possessed to transfer its class A units.

     A limited partner may transfer, without the consent of the general partner, its class A units to the following:

•	in the case of a limited partner that is an individual, to the members of his immediate family, any trust formed solely for his or a member of his immediate family’s benefit, or any business entity comprised solely of himself and members of his immediate family and entities the ownership interests in which are owned by or for the benefit of himself or member of his immediately family;

•	in the case of a limited partner that is a business entity to which units were transferred as set forth above, to its partners, owners or stockholders who are members of the immediate family of or are actually the persons who transferred units to it as set forth above;

•	in the case of a limited partner that is a trust, to the beneficiaries of such trust;

•	in the case of a limited partner that owned units on April 15, 1997 and that is a business entity, to its partners, owners or stockholders or the persons owning the beneficial interests in any of its partners, owners or stockholders that are entities, in each case as of April 15, 1997;

•	pursuant to applicable laws of descent or distribution;

•	to another limited partner; and

•	pursuant to a grant of security interest or other encumbrance affected in a bona fide transaction or as a result of the exercise of remedies related thereto.

     Such transferees of the units may also be selling shareholders under this prospectus. One or more supplemental prospectuses will be filed pursuant to Rule 424 under the Securities Act of 1933 to set forth the required information regarding any additional selling shareholders.

PLAN OF DISTRIBUTION

     The selling shareholders and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus. Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent to the purchase of shares, from the purchaser) in amount to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling shareholders may from time to time pledge or grant a security interest in some or all of the units or common shares owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell the common shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provisions of the Securities Act of 1933, amending the list of selling shareholders to include the pledgee, transferee or other successor-in-interest as a selling shareholder under this prospectus.

     The selling shareholders may also transfer the common shares in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

     The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling shareholders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common shares.

     We will pay all fees and expenses incurred by us incident to the registration of the common shares.

WHERE YOU CAN FIND MORE INFORMATION

     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at www.sec.gov. In addition, you may read and copy our SEC filings at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Our website address is www.camdenliving.com.

     We have filed with the SEC a registration statement on Form S-3 (which contains this prospectus) under the Securities Act of 1933, as amended, to register with the Securities and Exchange Commission the resale of our common shares by the selling shareholders. This prospectus does not contain all of the information shown in the registration statement. For further information with respect to us and the securities offered by this prospectus, you should read the registration statement and the exhibits thereto which you may inspect at the public reference facilities of the SEC, at the address shown above, or through the SEC’s web site.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the termination of this offering of our common shares.

     The following documents we have filed with the SEC (File No. 1-12110) are incorporated by reference:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Current Report on Form 8-K dated January 18, 2005, January 20, 2005, January 25, 2005, March 4, 2005 as amended by a Current Report on Form 8-K/A dated May 12, 2005, April 28, 2005, June 7, 2005 and June 23, 2005; and

•	the description of our common stock contained in our registration statement on Form 8-A filed on June 20, 1993.

     You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and telephone number:

Camden Property Trust
3 Greenway Plaza
Suite 1300
Houston, Texas 77046
(713) 354-2500

     You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

LEGAL MATTERS

     Particular legal matters, including the legality of the common shares offered hereby, have been passed upon for us by Locke Liddell & Sapp LLP, Dallas, Texas.

EXPERTS

     The consolidated financial statements and the related financial statement schedules as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, incorporated in this prospectus by reference from Camden Property Trust’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (each of which reports expresses an unqualified opinion), which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.